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                             August 11, 2023

       Zihao Liu
       Chief Financial Officer
       Meiwu Technology Company Ltd
       1602, Building C, Shenye Century Industrial Center
       No. 743 Zhoushi Road , Hangcheng Street
       Bao   an District
       Shenzhen, People   s Republic of China

                                                        Re: Meiwu Technology
Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed May 12, 2023
                                                            File No. 001-39803

       Dear Zihao Liu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Introduction, page 1

   1. It appears that your definition of "we," "us," "our company," "our," "the Company," and
                                                        "Meiwu" includes your
VIEs, Wunong Technology (Shenzhen) Co., Ltd and Meiwu
                                                        Zhishi Technology
(Shenzhen) Co., Ltd. Refrain from using terms such as    we    or    our
                                                        when describing
activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the
VIE conduct operations in China, that the VIE is consolidated for accounting purposes but
is not an entity in which you own equity, and that the holding company does not
conduct operations. Disclose clearly the entity (including the domicile)
                                                        in which investors are
purchasing an interest. We also note that you have excluded Hong
                                                        Kong and Macau from
your definition of "China." Please clarify that the    legal and
                                                        operational    risks
associated with operating in China also apply to operations in Hong
 Zihao Liu
FirstName LastNameZihao  LiuLtd
Meiwu Technology  Company
Comapany
August 11, NameMeiwu
           2023        Technology Company Ltd
August
Page 2 11, 2023 Page 2
FirstName LastName
         Kong/Macau.
Item 3. Key Information, page 3

2. We note your disclosure at the top of page three. Please revise to state that you are not a
         Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors.
         Additionally, if true, disclose here that these contracts have not been tested in court.
         Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that
         Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. We note your disclosure on pages five and six. Please revise to disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Please include cross-reference to the associated risk factors.
4. We note your disclosure on page seven. Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to
         U.S. investors, the source, and their tax consequences. Also, please amend your disclosure here, in the summary risk factors, and in the risk factors section to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the
         PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. Additionally, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here and disclose the source of such policies;
         alternatively, state that you have no such cash management policies that dictate how funds are transferred.
 Zihao Liu
FirstName LastNameZihao  LiuLtd
Meiwu Technology  Company
Comapany
August 11, NameMeiwu
           2023        Technology Company Ltd
August
Page 3 11, 2023 Page 3
FirstName LastName
5. Please revise your structure chart to use dashed lines (without arrows) to denote relationships with the VIE. Additionally, we note two entities that denote a 51%
         ownership interest. Please revise to state the persons or entities that own the remaining
         49% interest.
6. We note your statement on page 44 that " ... we intend to treat Meiwu Shenzhen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits ... " and your statement on page 129 that "... we are entitled to the economic benefits associated with Meiwu Shenzhen
.... ." In these
         instances and throughout your annual report, please revise so that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S.
         GAAP. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
7. We note your Summary Risk Factors. Please revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Also, please revise your cross-references in this section to include the title of the relevant risk factor, not just the page number on which the risk factor appears.
8. We note your disclosure on page eight titled "Permission or Approval Required from the
         PRC Authorities for the VIE's Operation." Please revise to include a discussion of the permissions and requirements from the CSRC, similar to your disclosure on page six.
         With respect to the permissions and approvals from the CSRC, CAC, or any other governmental agency that is required to approve the VIE's operations, please revise to describe the consequences to you and your investors if you, your subsidiaries, or the
         VIEs: (i) do not receive or maintain such permissions or approvals,
(ii) inadvertently
         conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please revise to note whether you relied on the opinion of your PRC counsel, Dentons, for the conclusions regarding all permissions and approvals. If not, please state as much and explain why such an opinion was not obtained.
9. We note that the consolidated VIE constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOE that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to
 Zihao Liu
Meiwu Technology Company Ltd
August 11, 2023
Page 4
         allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors
If the PRC government deems that the contractual arrangements in relation to the VIE do not comply ..., page 27

10. Please revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Any actions by Chinese government, including any decision to intervene or influence ..., page 32

11. Please revise this risk factor to acknowledge the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.
Recent greater oversight by the Cyberspace Administration of China ..., page 32

12. Please revise to state whether you have relied on the opinion of counsel. If so, please name such counsel here and revise your disclosure to include their opinion with respect to the CAC measures.
Item 6. Directors, Senior Management and Employees, page 112

13. In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process on page 43, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate "Enforceability" section that addresses whether or not investors may bring actions under
       the civil liability provisions of the U.S. federal securities laws against you, your officers or
FirstName LastNameZihao Liu
       directors who are residents of a foreign country, and whether investors may enforce these
Comapany
       civilNameMeiwu       Technology
            liability provisions         Company
                                  when your   assets,Ltd
                                                      officers, and directors
are located outside of the
       United  States.
August 11, 2023 Page 4
FirstName LastName
 Zihao Liu
FirstName LastNameZihao  LiuLtd
Meiwu Technology  Company
Comapany
August 11, NameMeiwu
           2023        Technology Company Ltd
August
Page 5 11, 2023 Page 5
FirstName LastName
Item 15. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 133

14. You disclose in your risk factors on page 43 the existence of material weaknesses due to the lack of "in-house accounting personnel with sufficient knowledge of US GAAP and
         SEC reporting experiences" in management's assessment of the effectiveness of internal control over financial reporting (ICFR) at December 31, 2022, and management assessed
         ICFR as ineffective at that date. Please reconcile these statements with your conclusion here that internal controls over financial reporting were effective at December 31, 2022 and revise your disclosures as appropriate.
Consolidated Statements of Operations and Comprehensive Income, page F-5

15. Please revise your presentation of net revenue on the statements of operations and comprehensive income to present revenue derived from product sales and revenues from services separately, consistent with your presentation on page 100. Please also revise to state separately costs and expenses applicable to product and service revenues. Refer to
         Item 17(b) of Form 20-F and Item 5-03(b)(1) and (2) of Regulation S-X. Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-17

16. Based on your disclosure on page 101, Technical service was $8.8 million, or 80.5%, of total revenue for the year ended December 31, 2022, but your accounting policy does not appear to address the measurement or recognition of this revenue under ASC 606. Please revise the footnotes to your financial statements to provide disclosure of your accounting
         policy. Please also revise Item 4 Subparagraph B,    Information on
the
         Company   Business Overview" to provide the necessary disclosure on
this portion of
         your business. Please provide us with a copy of your intended, revised disclosure.
Note 7. Goodwill, page F-24

17. We note that you completed three acquisitions during the year ended December 31, 2022 for aggregate consideration of $23.7 million, but it appears these transactions were consummated through the issuance of common shares per your financial statements.
         Please reconcile the differences between the shares issued for the acquisitions in your consolidated statement of stockholders' equity of $15,132,000 and consolidated statement of cash flows of $7,627,550 for the year ended December 31, 2022, and the aggregate amount of consideration paid of $23.7 million for these acquisitions in footnote
         11. Also, explain why shares of common stock issued for an equity acquisition are reflected as a cash inflow in investing activities on your statement of cash flows in 2022.
         Lastly, provide the required business combination disclosures contained in ASC 805-10-
         50.
 Zihao Liu
Meiwu Technology Company Ltd
August 11, 2023
Page 6
General

18. Please adjust the formatting of text in your filing so that the font size is increased to a legible size.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 with any other questions.



FirstName LastNameZihao Liu                                      Sincerely,
Comapany NameMeiwu Technology Company Ltd
                                                                 Division of
Corporation Finance
August 11, 2023 Page 6                                           Office of
Trade & Services
FirstName LastName